200 Berkeley Street

Boston, Massachusetts 02116

(617) 572-0320

Email: PMinella@jhancock.com

Paula J. Minella

AVP and Senior Counsel

December 11, 2019

VIA EDGAR

Sonny Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	John Hancock Life Insurance Company of New York: John Hancock Life Insurance Company of New York Separate Account B
“Accumulation Variable Universal Life 2019” (“AVUL 2019”)

Initial Registration Statement filed on Form N-6

File Nos. 811-08329 and 333-235396

John Hancock Life Insurance Company of New York Separate Account B

“Majestic Accumulation VUL 2019” (“MAVUL 2019”)

Initial Registration Statement filed on Form N-6

File Nos. 811-08329 and 333-235397

Dear Mr. Oh:

On December 6, 2019, John Hancock Life Insurance Company of New York (the “Company”) and its corresponding separate account filed initial registration statements relating to the above-referenced AVUL 2019 and MAVUL 2019. On behalf of the Company and its respective separate account (collectively, the “Registrants”), we are responding to your follow-up comments conveyed by you telephonically on December 9, 2019. We repeat in bold face type below each comment and set forth Registrants’ response thereto. Except as the context otherwise requires, the responses relate to both AVUL 2019 and MAVUL 2019.

GENERAL

1.

Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

There are no such third party guarantees or support agreements.

Sonny Oh, Esq.

2.	Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Duly noted. The Registrants have applied comments from the staff to both filings where applicable.

PROSPECTUS

2.	Please confirm that all state variation disclosure has been revised to reflect applicable NY state law.

The Registrants have revised the disclosures throughout the prospectuses to remove references to non-New York state law and instead reflect applicable New York state law.

3.	Fee Table

Please confirm the Maximum Loan Interest Credited Differential which is referenced in footnote 5 to the Periodic Charges table and in the “Policy loan” provision on page 32.

The Registrants confirm that the Maximum Loan Interest Credited Differential for policies issued in New York is 3.25% for policy years 1 – 10 and 2% thereafter.

4.	Revise the “Description of John Hancock of New York” to make clear the connection between John Hancock NY and The Manufacturers Life Insurance Company.

The Registrants have revised this disclosure.

5.	Index segment interest credit.

Please highlight the first sentence of the last paragraph in “Withdrawals or transfers” on page 22.

The Registrants have highlighted the requested sentence.

Additional changes to the prospectuses: In addition to revising the disclosure to address the staff’s comments, the Registrants has also (1) removed the disclosure related to the Healthy Engagement Core Rider because it is not yet available in New York and (2) revised the disclosure in the “When we pay policy proceeds” section in both prospectuses (page 43) pursuant to New York insurance laws.

STATEMENT OF ADDITIONAL INFORMATION

16.	Under “Principal Underwriter/Distributor” on page 3, please disclose whether the offering is continuous. Item 20(b)(1).

Sonny Oh, Esq.

Registrants have revised the disclosure under “Principal Underwriter/Distributor as follows:

We offer the policies for sale, on a continuous basis, through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors.

PART C

17.	Exhibits

Please confirm supplementally that all material agreements are filed or will be filed as exhibits in a pre-effective amendment. In that regard, please reconcile the number of exhibits under Item 26(g) in Part C for the AVUL 2019 compared to Part C for the MAVUL 2019, i.e., 6 versus 1, respectively.

Registrants confirm that all material agreements are filed or will be filed as exhibits in a pre-effective amendment(s). We also confirm the number of exhibits under Item 26(g) in Part C for AVUL 2019 and MAVUL 2019 are accurate.

18.

With respect to exhibit 26(q), please confirm supplementally that all insurance procedures relating to the Policy as to which the Company is claiming an exemption under Rule 6e-3(T) are set forth in this memorandum, which is over 15 years old.

The Registrants confirm that all insurance procedures relating to the Policy as to which the Company is claiming an exemption under Rule 6e-3T(b)(12)(iii) are disclosed either in the memorandum or in other portions of the separate account’s registration statement, as contemplated by the terms of that provision.

19.	Please file appropriate powers of attorney and ensure that the signature page contains authorized signatures for all required signatories.

The Registrants will file appropriate powers of attorney and ensure that the signature page(s) contain authorized signatures for all required signatories.

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Sincerely,

/s/ Paula J. Minella

AVP and Senior Counsel